FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F     X        Form 40-F
                                        ---------
         Indicate  by check  mark  whether  the  registrant  by  furnishing  the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes       No   X
                                        ----      ----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein as Exhibit 1 is a copy of a Statement No. 30 - 2002 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on 9th September 2002, "A/S Dampskibsselskabet TORM ("TORM") increases focus on core business areas - sells USA - West Africa liner activity to the A.P. M0ller Group."

Exhibit 1

Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K








9th September 2002               Statement No.  30 - 2002
                                 Contact Person: Klaus Kjaerulff, CEO
                                 (Phone: +45 39 17 92 00)

A/S Dampskibsselskabet TORM ("TORM") increases focus on core business areas - sells USA - West Africa liner activity to the A. P.
Moller Group

     o TORM sells TORM Lines to companies in the A.P. M0ller Group, and increases its focus on its core business areas, product tanker and dry bulk activities.

     o    The transaction includes assets with a book value of approximately DKK
          6.8 million. Net of transaction costs and provisions, the gain before tax is estimated to be approximately DKK 63 million. Over time, the sale will release working capital in the range of DKK 25-30 million.

     o TORM Lines employs 30 people, of which 26 will be transferred to A. P. M0ller. The remaining employees continue their employment with TORM.

     o Net turnover in TORM Lines was DKK 581 million in 2001 and pre-tax profit was DKK 13.3 million in 2001.

     o As a consequence of the sale, TORM now expects net income after tax for 2002 to be in the range of DKK 430-440 million or DKK 23.6-24.2 per share, compared to an expected net income after tax of DKK 380 million announced in connection with the release of first half figures on 12 August 2002.

For several years TORM's principal business areas have been transportation of refined petroleum products and dry bulk transportation. The sale of TORM Lines is thus a continuation of the process towards increased focus on core business areas that began with the announcement in 2001 of the planned cessation of operations in offshore supply vessel segment.

TORM Lines is a leading operator with more than 20 years' of experience in liner operations between the US and West Africa, with a non stop service across the Atlantic combined with a feeder service along the West African coast. The fleet consists of eight ships, all of which are chartered in. The activities of TORM Lines are not incorporated in a separate legal entity.

The parties have agreed not to disclose the consideration of the transaction.

EC Hambro Rabben & Partners Limited acted as financial advisor to TORM in connection with the transaction.

Yours sincerely,
A/S Dampskibsselskabet TORM



Klaus Kjaerulff, CEO

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: September 9th, 2002                        By: /s/ Klaus Nyborg
                                                  --------------------------
                                                  Klaus Nyborg
                                                  Chief Financial Officer


03810.0001 #347803